FILED PURSUANT TO RULE 424(b)(5)
REGISTRATION NO. 333-48368

December 29, 2000

Dear North American 401(k) Plan Participant:

As you know, Dime has issued Litigation Tracking Warrants(TM) (LTWs(TM)) to all stockholders of record as of December 22, 2000. According to the Plan’s records, you had shares of Dime common stock in your 401(k) Plan Account on December 22, 2000 and therefore were issued one LTW for each share of Dime common stock held in your Plan Account.

A Prospectus was previously sent to you that provides you with the information you need to get a better understanding of the LTWs. I urge you to read the entire Prospectus carefully for a discussion of the LTWs, Dime’s common stock, the goodwill lawsuit that gives rise to the issuance of the LTWs and the risks associated with the LTWs.

As a 401(k) Plan participant with shares of Dime common stock in your Plan Account, please note the following:

  The LTWs will be held in a separate fund within your Plan Account.

  You may not purchase additional LTWs at any time within the Plan.

  Your Plan Account records are currently being converted to Putnam. The LTWs are subject to the same transaction restrictions as other investments during the transition period. During the transition period, an external investment manager, HSBC Bank USA, has been appointed to make investment decisions on behalf of Plan participants with respect to LTWs. In other words, if HSBC determines that some or all of the LTWs should be sold, they will be sold and the proceeds will be allocated to participant accounts. If HSBC determines to retain the LTWs, once the transition period has ended you will be given the opportunity to direct the investment of the LTWs.

  When the transition period is over, you may either retain the LTWs, if any, that remain in your Plan Account or sell them.

    To retain the LTWs, no action will be necessary on your part. They will remain in your Plan Account until you direct Putnam to either sell them or, when and if they become exercisable, exercise them for shares of Dime common stock as described in the Prospectus.

    If you choose to direct the sale of any LTWs that are in your Plan Account, they will be sold in the open market and the proceeds of the sale will be added to your Plan Account to be invested in line with your directions.

If you did not receive a Prospectus or need another copy, please call either the Benefits Department at 800-DIMEHRD (800-346-3473) or the Investor Relations Department at (212-326-6170).

If you have any questions about the LTWs, please call the Human Resources Department Hotline at 800-DIMEHRD (800-346-3473). Following the transition period, if you have any questions about your 401(k) Plan Account, or wish to direct a sale of your LTWs, call Putnam at 800-873-0356.

Sincerely, /s/ Janet Krasowski Janet Krasowski